May 6, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Energea Portfolio 4 USA LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed April 3, 2024
File No. 024-12389

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 4 USA LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 17, 2024 (the "Comment Letter") with respect to the Company's amended Offering Statement on Form 1-A filed with the Commission on April 3, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed (the "Amendment").

Amendment No. 2 to Offering Statement on Form 1-A
Liability to Make Additional Contributions, page 37

1. We note your response to prior comment 7. Please further revise to clarify how each of the referenced sections of the Delaware LLC Act could require investors to make further contributions to the Company.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify the sections of the Delaware LLC Act that apply to the Company and how those sections could require investors to make further contributions to the Company under certain circumstances.

Index to Financial Statements, page 41

2. Your amendment to Form 1-A, filed on April 3, 2024, is required to include audited financial statements as of December 31, 2024. Please amend your filing to provide the updated financial information. Refer to paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. In addition, we remind you of prior comment 6.

The Amendment updates the Offering Statement to include the audited financial statements as of December 31, 2023, incorporated by reference to the Company's Form 1-K filing for the year ended December 31, 2023.

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If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

/s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

May 6, 2024